United States securities and exchange commission logo





                            June 4, 2021

       William M. Mounger, II
       Chief Executive Officer and Chairman of the Board
       Tristar Acquisition I Corp.
       2870 Peachtree Road, NW Suite 509
       Atlanta, Georgia 30305

                                                        Re: Tristar Acquisition
I Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 21, 2021
                                                            File No. 333-255009

       Dear Mr. Mounger:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1, Filed May 21,
2021

       Summary, page 1

   1. We note your response to prior comment number 1. Please revise page 2 to clarify the financing arrangement
with Navigation Capital, including whether this is a debt or equity financing and the terms
thereof. Please disclose how Navigation Capital would be
                                                        compensated under this
financing arrangement and what additional economic incentives
                                                        Navigation Capital
would be entitled to receive under this arrangement. Please also disclose whether
Navigation Capital would have recourse to the Sponsor   s shares or the
                                                        private placement
warrants (including the Class A ordinary shares issuable upon exercise of the private
placement warrants) if the Sponsor did not satisfy any of its obligations under the financing
arrangement. If Navigation Capital could obtain any of the foregoing
 William M. Mounger, II
Tristar Acquisition I Corp.
June 4, 2021
Page 2
       securities under the financing arrangement, please make that clear under Principal
       Shareholders     Transfers of Founder Shares and Private Placement
Warrants,    and
       disclose whether Navigation Capital could impact the election or removal of directors, or the appointment of officers by the board of directors. If the Sponsor would have less of its capital directly at risk due to the financing arrangement as compared to other SPACs or otherwise, and if the Sponsor or Navigation Capital could have additional conflicts of interest due to the financing arrangement in determining whether a particular target business is an appropriate business with which to effectuate your initial business combination, please make that clear and include appropriate risk factor disclosure. In addition, if both the Sponsor and Navigation Capital would both have capital at risk, please indicate the potential for conflicts of interests and how such conflicts would be resolved.
2. Given your disclosure that Navigation Capital, through an affiliate, has committed to providing 70% of the capital for the Sponsor to purchase the private placement warrants, which could represent a majority of the capital to be received by the registrant from private sources, and plans to assist you with respect to sourcing a potential acquisition, please identify Navigation Capital and its affiliate as a Sponsor or tell us why that would not be appropriate.
Exhibits

3. Please have Collas Crill revise their opinion filed as Exhibit 5.2 to remove assumption (g)
       and the limitation on reliance in the penultimate paragraph. Refer to
Section II.B.3 of Staff
       Legal Bulletin No. 19.
       You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,
FirstName LastNameWilliam M. Mounger, II
                                                              Division of
Corporation Finance
Comapany NameTristar Acquisition I Corp.
                                                              Office of Life
Sciences
June 4, 2021 Page 2
cc:       Curtis Mo, Esq.
FirstName LastName